

ALEXANDRIA

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
THIRD QUARTER 2003 RESULTS

– Company Reports Funds from Operations of $1.06 Per Share (Diluted), Up 8%, and
Net Income Available to Common Stockholders of $1.00 Per Share (Diluted),
Up 117%, for Third Quarter 2003 Over Third Quarter 2002 –

Highlights

- Third Quarter 2003 Funds from Operations (FFO) of $1.06 Per Share (Diluted)
- Third Quarter 2003 Total Revenues Up 11%, FFO Up 13% and FFO Per Share (Diluted) Up 8% Over Third Quarter 2002
- Third Quarter 2003 Net Income Available to Common Stockholders of $1.00 Per Share (Diluted), Up 117% Over Third Quarter 2002
- Signed 20 Leases for 212,000 Square Feet of Space
- Closed $150 Million Five Year Unsecured Term Loan
- Renewed and Extended $440 Million Unsecured Credit Facility
- Closed Sale of 96,000 Square Foot Property in Eastern Massachusetts

PASADENA, CA. – November 5, 2003 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced operating and financial results for the quarter ended September 30, 2003.

For the third quarter of 2003, Alexandria reported FFO of $20,405,000, or $1.06 per share (diluted), on total revenues of $40,782,000, compared to FFO of $18,114,000, or 98 cents per share (diluted), on total revenues of $36,864,000 for the third quarter of 2002. Comparing the third quarter of 2003 to the third quarter of 2002, total revenues increased 11%, FFO increased 13% and FFO per share (diluted) increased 8%. FFO is a non-GAAP measure widely used by publicly-traded real estate investment trusts. A reconciliation of FFO to GAAP net income is included in the financial information accompanying this press release. Net income available to common stockholders for the third quarter of 2003 was $19,369,000, or $1.00 per share (diluted), compared to net income available to common stockholders of $8,530,000, or 46 cents per share (diluted), for the third quarter of 2002. Net income for the third quarter of 2003 includes a gain on sale of property aggregating $8,777,000. Net income available to common stockholders for the third quarter of 2003 before the gains and losses on sales of property and the loss on early extinguishment of debt was $10,592,000, or 55 cents per share (diluted), compared to $9,532,000, or 51 cents per share (diluted), an 8% increase on a per share basis over the third quarter of 2002.

(more)

For the nine months ended September 30, 2003, Alexandria reported FFO of $60,330,000, or $3.14 per share (diluted), on total revenues of $121,453,000, compared to FFO of $50,602,000, or $2.90 per share (diluted), on total revenues of $105,377,000 for the nine months ended September 30, 2002. Net income available to common stockholders for the nine months ended September 30, 2003 was $39,618,000, or $2.06 per share (diluted), as compared to $24,224,000, or $1.39 per share (diluted), for the nine months ended September 30, 2002. Net income available to common stockholders for the nine months ended September 30, 2003 before the gains and losses on sales of property and the loss on early extinguishment of debt was $31,296,000, or $1.63 per share (diluted), compared to $25,226,000, or $1.44 per share (diluted), a 13% increase on a per share basis over the nine months ended September 30, 2002.

The Company announced that it had signed a total of 20 leases during the third quarter for approximately 212,000 square feet of space at 15 different properties (excluding 14 month-to-month leases for approximately 62,000 square feet which were effective during the quarter). Of this total, approximately 65,000 square feet were for redeveloped, developed or previously vacant space at eight properties, approximately 39,000 square feet of which were delivered from the Company's redevelopment or development programs, with the remaining approximately 26,000 square feet for previously vacant space. The remaining approximately 147,000 square feet were for new or renewal leases related to previously leased space. Rental rates for new or renewal leases were on average approximately 20% higher than expiring leases. For the nine months ended September 30, 2003, the Company signed a total of 49 leases for approximately 444,000 square feet of space at 26 different properties (excluding month-to-month leases). Of this total, approximately 162,000 square feet were for redeveloped, developed or previously vacant space at 17 properties, of which approximately 95,000 square feet were delivered from the Company's redevelopment or development programs. The remaining 282,000 square feet were for new or renewal space with rental rates on average approximately 4% higher than expiring leases. Excluding one lease for approximately 21,000 square feet in the San Francisco Bay market, rental rates for new or renewal leases for the nine months period were on average approximately 12% higher than expiring rates.

The Company announced that it closed a $150 million unsecured term loan in November 2003, which loan matures in November 2008. Proceeds from the term loan were used to pay down outstanding borrowings on the Company's unsecured credit facility.

The Company also announced that it closed on the early renewal and extension of its $440 million unsecured credit facility in November 2003, which facility matures in November 2006. The Company has the right to extend the facility for an additional one year at its option.

The Company announced the closing of the sale in August 2003 of an office/laboratory property containing approximately 96,000 square feet in Eastern Massachusetts at a gain of approximately $8.8 million.

Based on the Company's current view of existing market conditions and certain assumptions, the Company has updated its prior earnings guidance:

	2003	2004
Fully diluted net income per common share *	$2.20	$2.70
Fully diluted FFO per common share	$4.23	$4.55
* excludes gains or losses on sales		

(more)

Alexandria Real Estate Equities, Inc. is a publicly traded real estate operating company principally focused on the ownership, operation, management, acquisition, expansion and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to pharmaceutical, biotechnology, life science product and service companies, not-for-profit scientific research institutions, universities and related government agencies. Alexandria's portfolio currently consists of 87 properties comprising approximately 5.6 million square feet of office/laboratory space.

This press release contains forward-looking statements within the meaning of the federal securities laws. The Company's actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the Company's Form 10-K Annual Report and other periodic reports filed with the Securities and Exchange Commission.

(Tables follow)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Income statement data				
Total revenues	$ 40,782	$ 36,864	$ 121,453	$ 105,377
Expenses				
Rental operations	8,463	8,255	25,596	21,811
General and administrative	3,568	3,203	10,661	9,984
Interest	6,532	5,726	19,915	18,602
Depreciation and amortization	9,813	8,334	29,034	24,642
Loss on early extinguishment of debt (3)	--	1,002	--	1,002
	28,376	26,520	85,206	76,041
Income from continuing operations	12,406	10,344	36,247	29,336
Income from discontinued operations	9,188	411	10,045	1,242
Net income	21,594	10,755	46,292	30,578
Dividends on preferred stock	2,225	2,225	6,674	6,354
Net income available to common stockholders	$ 19,369	$ 8,530	$ 39,618	$ 24,224
Weighted average shares of common stock outstanding				
-Basic	19,023,162	18,329,443	18,957,609	17,169,003
-Diluted	19,276,932	18,556,300	19,191,021	17,463,727
Basic income per common share				
Income from continuing operations	$ 0.65	$ 0.56	$ 1.91	$ 1.71
Income from discontinued operations	$ 0.48	$ 0.02	$ 0.53	$ 0.07
Net income	$ 1.14	$ 0.59	$ 2.44	$ 1.78
Net income available to common stockholders	$ 1.02	$ 0.47	$ 2.09	$ 1.41
Diluted income per common share				
Income from continuing operations	$ 0.64	$ 0.56	$ 1.89	$ 1.68
Income from discontinued operations	$ 0.48	$ 0.02	$ 0.52	$ 0.07
Net income	$ 1.12	$ 0.58	$ 2.41	$ 1.75
Net income available to common stockholders	$ 1.00	$ 0.46	$ 2.06	$ 1.39

(Continued on next page)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002
Funds from operations (1)				
Net income	$ 21,594	$ 10,755	$ 46,292	$ 30,578
Add				
Depreciation and amortization (2)	9,813	8,582	29,034	25,376
Loss on early extinguishment of debt (3)	--	1,002	--	1,002
Subtract				
Dividends on preferred stock	(2,225)	(2,225)	(6,674)	(6,354)
Gain/loss on sales of property (4)	(8,777)	--	(8,322)	--
Funds from operations (FFO)	$ 20,405	$ 18,114	$ 60,330	$ 50,602
FFO per common share				
-Basic	$ 1.07	$ 0.99	$ 3.18	$ 2.95
-Diluted	$ 1.06	$ 0.98	$ 3.14	$ 2.90
Reconciliation of net income available to common stockholders per share (diluted) to FFO per common share (diluted)				
Net income available to common stockholders per share (diluted)	$ 1.00	$ 0.46	$ 2.06	$ 1.39
Depreciation and amortization per common share (2)	$ 0.51	$ 0.46	$ 1.51	$ 1.45
Loss on early extinguishment of debt per common share (3)	$ --	$ 0.05	$ --	$ 0.06
Gain/loss on sales of property per common share (4)	$ (0.46)	$ --	$ (0.43)	$ --
FFO per common share (diluted)	$ 1.06	$ 0.98	$ 3.14	$ 2.90

	As of September 30, 2003	As of September 30, 2002
Balance sheet data		
Rental properties, net	$ 942,794	$ 911,971
Total assets	$ 1,211,145	$ 1,079,325
Total liabilities	$ 709,783	$ 592,706
Stockholders' equity	$ 501,362	$ 486,619

(1) GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. In an effort to overcome the mis-correlation between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper"), which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance of REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. We believe that net income is the most directly comparable GAAP financial measure to FFO.

(2) Includes depreciation and amortization on assets held for sale reflected as discontinued operations (for the periods prior to when such assets were designated as held for sale).

(3) Pursuant to SFAS 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassified the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". FFO for the three and nine months ended September 30, 2002 has been adjusted for this loss to maintain comparability to previously reported FFO.

(4) Gain/loss on sales of property relates to the disposition of a property in the Eastern Massachusetts market during the quarter ended September 30, 2003 and the disposition of a property in the San Francisco Bay market during the quarter ended March 31, 2003. Gain/loss on sales of property is included on the income statement in income from discontinued operations.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Supplemental Financial Information
(Dollars in thousands, except per share data)
(Unaudited)

Quarterly Supplemental Financial Information

	For the Three Months Ended				
	9/30/2003	**6/30/2003**	**3/31/2003**	**12/31/2002**	**9/30/2002**
Operational data					
Breakdown of revenues from continuing operations (a)					
Rental income	$ 31,702	$ 31,670	$ 31,646	$ 30,412	$ 28,654
Tenant recoveries	8,355	7,975	8,623	8,360	7,911
Interest and other income	725	413	344	523	299
Total	$ 40,782	$ 40,058	$ 40,613	$ 39,295	$ 36,864
Funds from operations per share - diluted (b)	$ 1.06	$ 1.05	$ 1.04	$ 1.03	$ 0.98
Dividends per share on common stock	$ 0.56	$ 0.53	$ 0.53	$ 0.50	$ 0.50
Dividend payout ratio (common stock)	52.6%	50.5%	50.8%	48.4%	52.4%

	As of				
	9/30/2003	**6/30/2003**	**3/31/2003**	**12/31/2002**	**9/30/2002**
Other data					
Number of shares of common stock outstanding					
at end of period	19,161,756	19,058,773	19,006,223	18,973,957	18,969,425
Number of properties (c)					
Acquired/completed during period	--	--	1	2	2
Sold/reconstruction during period	(1)	--	(2)	--	--
Owned at end of period	87	88	88	89	87
Square feet (c)					
Acquired/completed during period	--	--	51,340	158,336	98,497
Sold/reconstruction during period	(96,500)	--	(70,281)	--	--
Owned at end of period	5,623,466	5,719,966	5,719,966	5,738,907	5,580,571

(a)   The historical results above exclude the results of assets held for sale which have been reflected as discontinued operations.

(b)   The White Paper on Funds from Operations ("FFO") issued by the Board of Governors of the National Association of Real Estate Investment Trusts in April 2002 defines FFO as net income, computed in accordance with generally accepted accounting principles, excluding gains or (losses) from sales, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. See page 5 for a reconciliation of FFO for the current quarter to net income, the most directly comparable GAAP financial measure.

(c)   Includes assets held for sale during the applicable periods such assets were held for sale. No such assets were held for sale as of September 30, 2003.

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 30, 2003	December 31, 2002
Assets		
Rental properties, net	$ 942,794	$ 976,422
Properties under development	143,287	68,386
Cash and cash equivalents	3,225	3,790
Tenant security deposits and other restricted cash	9,246	8,020
Tenant receivables	1,821	2,641
Deferred rent	29,967	26,063
Other assets	80,805	73,921
Total assets	$ 1,211,145	$ 1,159,243
Liabilities and stockholders' equity		
Secured notes payable	$ 321,316	$ 276,878
Unsecured line of credit	334,000	338,000
Accounts payable, accrued expenses and tenant security deposits	41,883	47,118
Dividends payable	12,584	11,394
Total liabilities	709,783	673,390
Total stockholders' equity	501,362	485,853
Total liabilities and stockholders' equity	$ 1,211,145	$ 1,159,243

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Debt
September 30, 2003
(Dollars in thousands)
(Unaudited)

Principal Amortization/Maturities (1)

Year	Amount
2003	$ 1,278
2004	9,415
2005	28,370 (2)
2006	25,571
2007	15,123
Thereafter	241,276
Subtotal	321,033
Unamortized Premium	283
Total	$ 321,316

Secured and Unsecured Debt Analysis

	Balance	% of Balance	Weighted Average Effective Interest Rate	Weighted Average Maturity
Secured Debt	$ 321,316	49.03%	7.06%	7.1 Years
Unsecured Debt	334,000	50.97%	2.75% (3)	1.8 Years
Total Debt	$ 655,316	100.00%	4.86%	4.4 Years

Floating and Fixed Rate Debt Analysis

	Balance	% of Balance	Weighted Average Effective Interest Rate	Weighted Average Maturity
Fixed Rate Debt	$ 298,796	45.60%	7.37%	7.6 Years
Floating Rate Debt	356,520 (3)	54.40%	2.76% (3)	1.8 Years
Total Debt	$ 655,316	100.00%	4.86%	4.4 Years

(1) Excludes the line of credit
(2) Of this amount, $22,520,000 represents the outstanding balance on a loan related to a property developed in the San Francisco Bay market, which has a maturity of January 2005, and may be extended, at the borrower's option, for an additional year.
(3) Floating rate debt is hedged by existing swap agreements (see page 9). The interest rate on floating rate debt shown above does not reflect the impact of such swap agreements.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Interest Rate Swap Agreements
September 30, 2003
(Dollars in thousands)
(Unaudited)

Transaction Dates	Effective Dates	Notional Amounts		Interest Pay Rates (1)	Termination Dates
March 2002	December 31, 2002	$	50,000	5.364%	December 31, 2004
July 2002	January 1, 2003	$	25,000	3.855%	June 30, 2005
July 2002	January 1, 2003	$	25,000	3.865%	June 30, 2005
December 2002	January 2, 2003	$	25,000	3.285%	June 30, 2006
December 2002	January 2, 2003	$	25,000	3.285%	June 30, 2006
November 2002	June 1, 2003	$	25,000	3.115%	December 31, 2005
November 2002	June 1, 2003	$	25,000	3.155%	December 31, 2005

(1) For all interest rate swap agreements, interest is received based on one month LIBOR.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Operating Portfolio
September 30, 2003
(Dollars in thousands)

Markets	Number of Properties	Rentable Square Feet	Annualized Base Rent	Occupancy Percentages(2)
California - Pasadena	1	31,343	$ 307	31.9% (1)
California - San Diego	22	970,848	26,889	93.7%
California - San Francisco Bay	8	483,452	14,921	100.0%
Eastern Massachusetts	9	598,894	20,314	89.9%
New Jersey/Suburban Philadelphia	6	346,919	6,251	100.0%
Southeast	5	259,414	3,718	73.8% (1)
Suburban Washington D.C.	21	1,722,633	28,438	96.2%
Washington - Seattle	5	439,964	16,159	99.2%
Total	77	4,853,467	$ 116,997	94.2%

(1) All, or substantially all, of the vacant space is office or warehouse space.
(2) Excludes occupancy at properties under full or partial redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Same Property Comparisons
(Dollars in thousands)
(Unaudited)

	GAAP Basis (1)			Cash Basis (1)		
	Quarter Ended			Quarter Ended		
	9/30/03	9/30/02	% Change	9/30/03	9/30/02	% Change
Revenue	$ 29,760	$ 29,527	0.8%	$ 29,052	$ 28,654	1.4%
Operating expenses	6,389	6,631	-3.6%	6,389	6,631	-3.6%
Revenue less operating expenses	$ 23,371	$ 22,896	2.1%	$ 22,663	$ 22,023	2.9%

	GAAP Basis (1)			Cash Basis (1)		
	Nine Months Ended			Nine Months Ended		
	9/30/03	9/30/02	% Change	9/30/03	9/30/02	% Change
Revenue	$ 81,881	$ 79,232	3.3%	$ 80,034	$ 76,955	4.0%
Operating expenses	17,703	16,512	7.2%	17,703	16,512	7.2%
Revenue less operating expenses	$ 64,178	$ 62,720	2.3%	$ 62,331	$ 60,443	3.1%

NOTE: This summary represents operating data for all properties that were owned and fully operating for the entire periods presented (the "Third Quarter Same Properties" for the Quarterly periods and "Nine Months Same Properties" for the Nine Month periods).

(1) Revenue less operating expenses computed under GAAP is total revenue associated with the Third Quarter Same Properties and the Nine Months Same Properties, as applicable, (excluding lease termination fees, if any) less property operating expenses. Under GAAP, rental revenue is recognized on a straight-line basis over the respective lease terms. Revenue less operating expenses on a cash basis is total revenue associated with the Third Quarter Same Properties and the Nine Months Same Properties, as applicable, (excluding termination fees, if any) less property operating expenses, adjusted to exclude the effect of straight-line rent adjustments required by GAAP. Straight-line adjustments for the quarter ended September 30, 2003 and 2002 for the Third Quarter Same Properties were $708,000 and $873,000, respectively. Straight-line rent adjustments for the nine months ended September 30, 2003 and 2002 for the Nine Months Same Properties were $1,847,000 and $2,277,000, respectively. We believe that revenue less operating expenses on a cash basis is helpful to investors as an additional measure of operating performance because it eliminates non-cash adjustments to rental revenue.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Quarter Ended September 30, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes	TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity							
Lease Expirations							
Cash Basis	37	326,054	$19.11	--	--	--	--
GAAP Basis	37	326,054	$18.50	--	--	--	--
Renewed / Releasable Space Leased							
Cash Basis	12	147,002	$18.90	$20.99	11.1%	$0.18	2.2 years
GAAP Basis	12	147,002	$17.63	$21.22	20.4%	$0.18	2.2 years
Month-to-Month Leases In Effect							
Cash Basis	14	62,006	$20.25	$20.35	0.5%	--	--
GAAP Basis	14	62,006	$20.25	$20.35	0.5%	--	--
Redeveloped/Developed/ Vacant Space Leased							
Cash Basis	8	65,197	--	$24.12	--	$6.55	4.2 Years
GAAP Basis	8	65,197	--	$24.20	--	$6.55	4.2 Years
Leasing Activity Summary							
Excluding Month-to-Month Leases							
Cash Basis	20	212,199	--	$21.95	--	--	--
GAAP Basis	20	212,199	--	$22.14	--	--	--
Including Month-to-Month Leases							
Cash Basis	34	274,205	--	$21.59	--	--	--
GAAP Basis	34	274,205	--	$21.73	--	--	--

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Leasing Activity
For the Nine Months Ended September 30, 2003

	Number of Leases	Square Footage	Expiring Rates	New Rates	Rental Rate Changes		TI's/Lease Commissions Per Foot	Average Lease Terms
Leasing Activity								
Lease Expirations								
Cash Basis	56	586,455	$21.87	--	--		--	--
GAAP Basis	56	586,455	$21.50	--	--		--	--
Renewed / Releasable Space Leased								
Cash Basis	23	282,600	$22.49	$21.82	-3.0%	(a)	$0.62	2.3 Years
GAAP Basis	23	282,600	$21.90	$22.78	4.0%	(a)	$0.62	2.3 Years
Month-to-Month Leases In Effect								
Cash Basis	14	62,006	$20.53	$20.35	-0.9%		--	--
GAAP Basis	14	62,006	$20.37	$20.35	-0.1%		--	--
Redeveloped/Developed/								
Vacant Space Leased								
Cash Basis	26	161,568	--	$26.00	--		$4.11	4.1 Years
GAAP Basis	26	161,568	--	$26.22	--		$4.11	4.1 Years
Leasing Activity Summary								
Excluding Month-to-Month Leases								
Cash Basis	49	444,168	--	$23.34	--		--	--
GAAP Basis	49	444,168	--	$24.03	--		--	--
Including Month-to-Month Leases								
Cash Basis	63	506,174	--	$22.98	--		--	--
GAAP Basis	63	506,174	--	$23.58	--		--	--

(a) Excluding a lease for 21,316 square feet in the San Francisco Bay market, rental rates for renewed or released space were on average 6.9% higher than expiring rates on a Cash Basis and 12.1% higher than expiring rates on a GAAP Basis.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Lease Expirations
September 30, 2003

Year of Lease Expiration	Number of Leases Expiring		Square Footage of Expiring Leases	Percentage of Aggregate Portfolio Lease Square Feet	Annualized Base Rent of Expiring Leases (per square foot)
2003	30	(1)	254,297	5.1%	$19.97
2004	49		574,175	11.6%	$21.61
2005	22		302,043	6.1%	$28.41
2006	32		792,369	16.0%	$24.33
2007	14		330,562	6.7%	$24.33

(1) Includes 17 month-to-month leases for approximately 62,000 square feet and leases expiring between October 1, 2003 and December 31, 2003.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Development
September 30, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage
California – San Diego	2Q04	45,000
Southeast	3Q04	96,000
Suburban Washington D.C.	4Q03	95,000
Suburban Washington D.C.	4Q04	76,000
Washington – Seattle	3Q04	165,000
Total		477,000

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Properties Under Redevelopment
September 30, 2003

Markets	Estimated In-Service Dates	Total Rentable Square Footage of Property (1)	Total Square Footage Being Redeveloped
California – San Francisco Bay	Various	153,837	31,612
California – San Francisco Bay	Various	98,964	21,316
California – San Francisco Bay	3Q04	32,074	9,497
Eastern Massachusetts	4Q03	40,000	40,000
Eastern Massachusetts	2Q04	96,150	96,150
Eastern Massachusetts	4Q04	51,340	51,340
Southeast	Various	119,916	50,519
Suburban Washington D.C.	Various	131,415	67,709
Washington – Seattle	TBD	46,303	22,244
Total		769,999	390,387 (2)

(1) Average occupancy for properties under full or partial redevelopment as of September 30, 2003 was approximately 49.3% and is not included in the occupancy of the operating portfolio.
(2) The Company's redevelopment program involves activities necessary for the permanent change of use of applicable redevelopment space to office/laboratory space. For properties undergoing redevelopment, the entire property is excluded from the operating portfolio and related statistics (e.g. occupancy information, same property performance). As required under GAAP, interest is capitalized on redevelopment properties on the basis allocable only to the portion undergoing redevelopment.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Summary of Capital Costs
For the Nine Months Ended September 30, 2003
(Dollars in thousands)

Property-related capital expenditures (1)	$ 1,201
Leasing costs (2)	$ 539
Property-related redevelopment costs (3)	$ 29,321
Property-related development costs	$ 31,902
Purchase of property under development	$ 36,332
Purchase of rental property (4)	$ 7,089

(1) Property-related capital expenditures include all capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures or costs related to the redevelopment of a property. Capital expenditures fluctuate in any given period due to the nature, extent or timing of improvements required and the extent to which they are recoverable from tenants. Approximately 88% of our leases (based on rentable square feet) provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement and parking lot resurfacing). In addition, we implement an active preventative maintenance program at each of our properties to minimize capital expenditures.
(2) Leasing costs consist of tenant improvements and leasing commissions related to leasing of acquired vacant space and second generation space. Leasing costs exclude tenant improvements that are revenue-enhancing.
(3) Includes certain capital expenditures recoverable from tenants.
(4) Purchase amount includes the assumption of a secured note payable of approximately $3,384,000.

ALEXANDRIA REAL ESTATE EQUITIES, INC.
Conference Call Information
For the Third Quarter Ended September 30, 2003

Alexandria Real Estate Equities, Inc. will be hosting a conference call to discuss its operating and financial results for the third quarter ended September 30, 2003:

Date: November 6, 2003

Time: 1:00 P.M. Eastern Standard Time

Phone Number: (913) 981-5510

Confirmation Code: 661283